Exhibit 99.4
 2Q 2023 Financial Results & Business Update  Thursday, August 10, 2023

 Forward Looking Statements  2  This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “believe”, “expect”, “plan”, “anticipate” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this presentation are forward-looking statements. These statements include, but are not limited to, the commercial performance of KIMMTRAK including planned launches in additional countries; the potential benefits KIMMTRAK will provide for patients; the number of patients Immunocore aims to reach per year by 2025; the expected submission of investigational new drug applications or clinical trial applications; the potential regulatory approval, expected clinical benefits and availability of Immunocore’s product candidates; expectations regarding the design, progress, timing, enrollment, scope, expansion, and results of Immunocore’s existing and planned clinical trials; potential growth opportunities and trends, including in connection with product launches in future quarters; and the Immunocore’s expected cash runway. Any forward-looking statements are based on management’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of worsening macroeconomic conditions on the Company’s business, financial position, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of the COVID-19 pandemic, war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approval of its product candidates, including KIMMTRAK; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during preclinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions, including changes inflation and interest rates and unfavorable general market conditions, and the impacts thereon of the COVID-19 pandemic, war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 1, 2023, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission.  All forward looking statements contained in this presentation speak only as of the date on which they were made and should not be relied upon as representing its views as of any subsequent date. Except to the extent required by law, Immunocore undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.  Such risks may be amplified by pandemics or epidemics, war in Ukraine and related geopolitical tension, and their potential impacts on Immunocore’s business and the overall global economy. All forward looking statements contained in this presentation speak only as of the date on which they were made and should not be relied upon as representing its views as of any subsequent date. Except to the extent required by law, Immunocore undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.  Certain information contained in this presentation relates to or is based on studies, publications, surveys, and other data obtained from third party sources and Immunocore’s own internal estimates and research. While Immunocore believes these third party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of, any information obtained from third party sources.  KIMMTRAK™ is a trademark owned or licensed to Immunocore.

 Agenda  3  Overview & 2Q Highlights  Bahija Jallal, PhD – Chief Executive Officer  2Q Financial Results  KIMMTRAK® Commercial Execution  Pipeline & PRISM Phase 3 Trial Design  Looking Ahead  Brian Di Donato – Chief Financial Officer & Head of Strategy  Ralph Torbay – Head of Commercial  David Berman, MD, PhD – Head of R&D  Bahija Jallal, PhD – Chief Executive Officer  Q&A Session

 4  Our mission  To radically improve outcomes for patients with cancer, infectious diseases, and autoimmune conditions by pioneering and delivering transformative medicines

Strong KIMMTRAK® performance and pipeline expansion

1H 2023 Highlights



Delivering transformative medicine to patients

- KIMMTRAK® net revenue $111 million in 1H
- New launches in Italy, Austria, Finland, and Israel

Executing and Expanding ImmTAC platform in oncology

- New Phase 3 IMC-F106C (PRAME- A02) 1L cutaneous melanoma trial
- IMC-F106C-101 Phase 1/2 recruiting patients and data expected in 1H24
- Randomization ongoing in KIMMTRAK Ph 2/3 2L+ cutaneous melanoma trial
- 3 INDs on track for submission over next 18 months

Advancing infectious diseases candidates

- HIV Phase 1 MAD recruiting patients
- HBV Phase 1 (now includes hepatocellular carcinoma) recruiting patients

1. Projection based on the current business plan, includes projected KIMMTRAK net revenues. Immunocore may have based this estimate on assumptions that are incorrect and may end up using its resources sooner than anticipated, including as a result of increased costs or milestone payments that may become due. 3. Dollar amounts based on conversion rate of approximately 1.2709.

IMMUNOCORE 5

 2Q 2023 Financials   BRIAN DI DONATO  CFO & Head of Strategy  6

 1. Projection based on the current business plan, includes projected KIMMTRAK/tebentafusp net revenues. Immunocore may have based this estimate on assumptions that are incorrect and may end up using its resources sooner than anticipated, including as a result of increased costs or milestone payments that may become due; 2. In millions. $ figures are based on "convenience" rates of 1.2709 for Q2 applied to £ figures reported.   7  Converted to USDmm2  2Q 2023 Financials  Key Figures (currency translated)  2Q 2023  1H 2023  KIMMTRAK net revenue (US)  $41.7  $79.2  KIMMTRAK net revenue (Europe)  $15.5  $31.2  Other (ROW)  $0.6  $0.9  Total net KIMMTRAK® revenue   $57.8  $111.3  Collaboration revenues  $2.9  $6.0  R&D expense  ($36.6)  ($72.7)  Selling & Admin expenses  ($43.1)  ($85.4)  Loss for the period  ($17.9)  ($39.1)  Loss per share  ($0.37)  ($0.81)  Cash and cash equivalents as of June 30  $435.1  QoQ global net sales increase of 11% driven by US growth  Cash increased to $435M  Capitalized to support development plan into 2026, including PRAME expansions and the new PRISM-MEL Phase 3 trial announced today

 KIMMTRAK ® Execution   RALPH TORBAY  Head of Commercial  8

 KIMMTRAK® continues to grow in key markets   1. ROW (International) denotes countries where Immunocore is commercializing through a partner; 2. In millions. $ figures are based on "convenience" rates of 1.3152 for Q1 2022, 1.2162 for Q2 2022, 1.1134 for Q3 2022, 1.2077 for Q4 2022,1.2369 for Q1 2023, and 1.2709 for Q2 2023 applied to £ figures reported.  9  USD millions 2  2Q 23 Net Revenues   $57.8M  35+ countries   with regulatory approval  4 launches in 1H  Italy, Austria, Finland and Israel   11% QoQ growth

Most prescribed HLA-A02 mUM* medicine in all 7 launch countries



2Q Net KIMMTRAK sales
USD millions 2
$57.8M
US
EUR
ROW

- **~60%** KIMMTRAK share of 1L US market
- **9+ mo** KIMMTRAK duration of therapy
- **<3 mo** All patients transitioned to reimbursement in Italy

1. ROW (International) denotes countries where Immunocore is commercializing through a partner; 2. In millions. $ figures are based on "convenience" rates of 1.2709 for Q2 2023 applied to £ figures reported. *Commercial launches ongoing in the following 7 countries: United States, Germany, France, Italy, Austria, Finland, and Israel ; * mUM=metastatic uveal melanoma

IMMUNOCORE 10

 KIMMTRAK: Looking ahead  * Subject to reimbursement discussions  1. Recovering Excessive Funds for Unused and Needless Drugs Act of 2021 or the REFUND Act  11  Growth  US community expansion  1L KIMMTRAK 3-yrs OS data expected 4Q  Expansion in Italy  Several additional launches expected in Europe*  Reimbursement   US REFUND1 Act: CMS 2024 proposed rule  Germany: completed price negotiations  UK: NICE update  France: updated price agreement expected in 2024  Aim to reach 1,000 patients per year by 2025

 Pipeline & PRISM-MEL301 Trial   DAVID BERMAN  Head of Research and Development   12

Delivering leading bispecific TCR pipeline

Multiple candidates in oncology and infectious diseases

	Candidate	Target (HLA type)	Indication	IND-enabling	Phase 1	Phase 2	Phase 3	Approved	Catalyst
ONCOLOGY	KIMMTRAK	gp100 (A02)	Uveal melanoma						EU Launches | YE23
	KIMMTRAK	gp100 (A02)	2L+ cutaneous melanoma	TEBE-AM					Phase 2 Enrolled | 2H24
	IMC-F106C	PRAME (A02)	New 1L cutaneous melanoma	PRISM-MEL301					Randomization Start | 1Q24
	IMC-F106C	PRAME (A02)	Multiple solid tumors	Monotherapy dose exploration					Clinical Data | 1H24
	IMC-F106C	PRAME (A02)	Multiple solid tumors	Combinations w/ standards of care					Clinical Data | 1H24
	IMC-F106C	PRAME (A02)	2L+ cutaneous melanoma						Clinical Data | 1H24
	IMC-F106C	PRAME (A02)	PRR ovarian*						Clinical Data | 1H24
	IMC-F106C	PRAME (A02)	Advanced endometrial						Clinical Data | 1H24
	IMC-F106C	PRAME (A02)	2L+ NSCLC						Clinical Data | 1H24
	IMC-P115C	PRAME-HLE (A02)	Multiple solid tumors						IND/CTA | 2024
	IMC-T119C	PRAME (A24)	Multiple solid tumors						IND/CTA | 2024
	IMC-R117C	PIWIL1 (A02)	Colorectal, gastric, pancreatic						IND/CTA | 4Q23
INFECTIOUS DISEASES	IMC-M113V[1]	Gag (A02)	Human Immunodeficiency Virus (HIV)						MAD Data | 2024
	IMC-I109V	Envelope (A02)	Hepatitis B Virus (HBV)						

Stage reached, as shown by the bars: Uveal melanoma – Approved; KIMMTRAK 2L+ cutaneous melanoma (TEBE-AM) – Phase 2; IMC-F106C 1L cutaneous melanoma (PRISM-MEL301) – Phase 3; all other IMC-F106C indications – Phase 1; IMC-P115C, IMC-T119C and IMC-R117C – IND-enabling; IMC-M113V and IMC-I109V – Phase 1.

1. Program is wholly owned, development costs being provided by the Bill & Melinda Gates Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world.
* Platinum refractory or resistant serous ovarian carcinoma

IMMUNOCORE 13

 Carvajal, R.D., et. al. Nat Med 28, 2364–2373 (2022)  Sullivan R, et. Al. Cancer Res (2023) 83 (7_Supplement): 1035.  14  ctDNA reduction in 1st line (Ph 3) and 2nd+ line (Ph 2) mUM  KIMMTRAK clinical activity highest in early stage disease   1st line  (N=123)  2nd + line  (N=94)  Where possible, study in earliest line of therapy  Platform insight   13% ctDNA clearance  37% ctDNA clearance  Cleared  ≥50% reduction (not cleared)  <50% reduction

 Sacco J, et al. Cancer Res (2023) 83 (8_Supplement): CT223.  15  Longest OS follow-up for any bispecific TCR therapy  3-yr OS in previously-treated (Ph 2) mUM remains higher than historical   Long term OS benefit emerging – consistent with other IO therapies  Platform insight  KIMMTRAK® (tebentafusp)   (N=127)  Historical   (N=287)  Median OS  16.8 mos  7.8 mos  1-yr OS %  61%  37%  2-yr OS %  36%  15%  3-yr OS %  21%  9%  3-year OS update from first line mUM (Ph 3 trial) expected in 2H 2023

 Hamid O, et al. JITC (2023)  * Patients who received prior anti-PD(L)1 therapy and then received tebentafusp+ durvalumab +/- tremelimumab on Study IMCgp100-201. Included patients relapsed from or refractory to prior anti-PD(L)1  16  AE incidence/severity consistent with that of each therapy alone (IMCgp100-201)  In cutaneous melanoma, tebentafusp active with checkpoints  Durable responses and disease control  Combinable with checkpoints  On active backbone, switch from weekly to monthly dosing  Platform insights  Weekly   Monthly   Dosing frequency   Remained weekly   Durable response  Durable disease control  60 cutaneous melanoma (all had prior anti-PD1) received tebentafusp + durvalumab*

 Endometrial  Monotherapy expansion  NSCLC  Monotherapy expansion  Ovarian  Monotherapy expansion  Cutaneous melanoma  Monotherapy expansion  IMC-F106C (PRAME) clinical program progress  17  Monotherapy  Standards-of-care combinations  Checkpoint inhibitor combinations  ImmTAC  combination  Chemotherapy combinations  Registrational  PRISM-MEL301  New  Opportunity for 10,000 HLA:02+* pts/year  IMC-F106C-101 Study  *HLA-A02:01

 18  Melanoma patients as presented at ESMO 2022 (n=18)   IMC-F106C monotherapy melanoma activity  Durable response  Durable disease control  Melanoma type  PRAME status  Prior therapy  Cutaneous (n=7)  5+, 1 unknown;   1 negative  All prior anti-PD1 & ipilimumab   Uveal (n=5)  All +  Prior tebentafusp   Uveal (n=6)  All +  Tebentafusp naïve   PRAME negative

IMC-F106C monotherapy melanoma activity shows durability

Update to original ESMO melanoma patients (n=18)

	Melanoma type	PRAME status	Prior therapy
—	**Cutaneous** (n=7)	5+, 1 unknown; 1 negative	All prior anti-PD1 & ipilimumab
- - -	**Uveal** (n=5)	All +	Prior tebentafusp
—	**Uveal** (n=6)	All +	Tebentafusp naïve



Change in Target Lesion from Baseline (%)
100
80
60
40
20
0
-20
-40
-60
-80
-100
PRAME negative
Radiation to index lesion after this date
DoR = 6 mo
DoR = 10 mo^
DoR = 12 mo
DoR = 17 mo
DoR = 16+ mo
★ New Lesion or Non-Target PD
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
Time (Months)
Durable disease control
Durable response

Data cut-off May 2023 from live data base
DoR= duration of response
^ Patient had disease progression after Month 12

IMMUNOCORE 19

 Reasons to initiate IMC-F106C + anti-PD1 Ph3 trial in 1L melanoma   20  Successful Type B FDA meeting – Agreement to Ph3 trial & dose optimization (Project Optimus)  Monotherapy durable responses and disease control in heavily pre-treated melanoma, supportive of PFS (supported by emerging data in new patients)  Well tolerated and combinable with checkpoints, supported by ongoing study and from tebentafusp + checkpoint study   Focus on 1L melanoma, a large opportunity, with goal to support full approval in all HLA‑A02 melanoma   Platform has greatest benefit in earlier lines and amenable to less frequent dosing on backbone of active therapy

PRISM-MEL301: First line advanced, cutaneous melanoma Phase 3

Design based on Type B FDA meeting

Key inclusion criteria

- Previously untreated, advanced melanoma
- HLA-A*02:01
- No prospective PRAME testing

Stratification factors

- AJCC M stage
- Prior anti-PD1 adjuvant therapy
- BRAF V600 status

Nivolumab (q4w) or Nivolumab + relatlimab (q4w)[a] — N~325

IMC-F106C + nivolumab (q4w) — N~325

IMC-F106C q1w 12 wks	IMC-F106C q2w To 1 year	IMC-F106C q4w To 2 years

Key Endpoints:

- Primary: PFS by BICR
- Secondary: OS, ORR
- Exploratory: ctDNA

Initial randomization includes comparison of two IMC-F106C regimens (~90 patients or 30/arm)

Control arm
40 mcg IMC-F106C[b] + nivolumab
160 mcg IMC-F106C[b] + nivolumab

- Interim analysis of two experimental arms
- No pause in randomization during review
- Drop one experimental arm
- All patients in the 'go-forward' arm included in ITT[c] analysis

a. Use of nivolumab or nivolumab+relatlimab as control will be country specific
b. Represents target dose after intra-patient dose escalation
c. ITT: intent to treat

IMMUNOCORE 21

Executing across core areas for PRAME program

IMCF106C-101 Study

Monotherapy

- **Cutaneous melanoma** Monotherapy expansion
- **Ovarian** Monotherapy expansion
- **NSCLC** Monotherapy expansion
- **Endometrial** Monotherapy expansion
- **40 mcg dose optimization** (*Project Optimus*)

Standard-of-care combinations

- **Checkpoint inhibitor combinations**
- **Chemotherapy combinations**
- **ImmTAC combination**

Data to be presented in 1H 2024

Registrational Studies

New

PRISM-MEL301

Opportunity for 10,000 HLA:02+ pts/year

Randomization in 1Q 2024

Building Franchise

- PRAME-A02 Half Life Extended (HLE)
- PRAME-A24

IND/CTA in 2024

IMMUNOCORE | 22

 Looking Ahead  Bahija Jallal  Chief Executive Officer  23

Milestones

COMMERCIAL MILESTONES

KIMMTRAK®	Commercial launch in Italy, Austria, Finland, and Israel	1H 2023 ✓
	Launches in several additional European countries	4Q 2023
	Pricing reimbursement agreement in Germany	3Q 2023 ✓
	Pricing reimbursement agreement in France	2024

CLINICAL MILESTONES

KIMMTRAK®	Complete randomization of Phase 2 2L+ cutaneous melanoma (TEBE-AM)	2H 2024
PRAME	First patient randomized in registrational 1L cutaneous melanoma (PRISM-MEL301)	1Q 2024
	Clinical data from Phase 1 PRAME trial	1H 2024
ImmTAC	IND/CTA for PIWIL1 (First patient dosed expected 1H24)	4Q 2023
	IND/CTA for PRAME-HLE trial	2024
	IND/CTA for PRAME-A24 trial	2024
Infectious Diseases	Complete enrollment in Phase 1 HIV MAD/POC trial	2024
	Enroll Phase 1 HBV MAD (now including HCC) trial	2024

IMMUNOCORE 24

BAHIJA JALLAL PhD  Chief Executive Officer  Q&A Session  BRIAN   DI DONATO  Chief Financial Officer and Head of Strategy  DAVID BERMAN MD, PhD  Head of Research and Development  RALPH   TORBAY  Head of Commercial  25  MOHAMMED DAR MD  SVP, Clinical Development and Chief Medical Officer

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